The Royce Fund

745 Fifth Avenue
New York, NY 10151
(212) 508-4500
(800) 221-4268

August 20, 2010

William A. Hench
c/o Royce & Associates, LLC
745 Fifth Avenue
New York, NY 10151

Dear Mr. Hench:

        The Royce Fund (the “Trust”) hereby accepts your offer to purchase 100 shares of beneficial interest of Royce Opportunity Select Fund, a series of the Trust, at $10.00 per share, for an aggregate purchase price of $1,000.00, subject to the understanding that you have no present intention of redeeming or selling the shares so acquired.

Sincerely,
THE ROYCE FUND

/s/ Charles M. Royce

By: Charles M. Royce
President

Agreed:

        I, William A. Hench, hereby agree to purchase the shares of beneficial interest covered under the above letter agreement. I acknowledge that I have no present intention of redeeming or selling any of the 100 shares of Royce Opportunity Select Fund covered by such letter agreement.

/s/ William A. Hench

William A. Hench